EXHIBIT (c)(1)

                                                        [LOGO OF UPDATA CAPITAL]

                             FAIRNESS OPINION LETTER

March 19, 2004

CONFIDENTIAL

Special Committee of the Board of Directors of Joule, Inc.
1245 U.S. Route 1 South
Edison, New Jersey 08837

Members of the Special Committee:

We understand that JAC Acquisition Company, Inc. ("JAC"), a Delaware corporation, and Joule Inc., a Delaware corporation ("Joule" or the "Company"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which JAC shall be merged with and into the Company, the separate corporate existence of JAC shall cease and the Company shall continue as the surviving corporation (the "Transaction"), in a transaction intended to take the Company private. JAC is owned by Emanuel N. Logothetis ("Mr. Logothetis"), Chairman of the Board and Chief Executive Officer of Joule, his sons, Nick M. Logothetis and Steven Logothetis, both of whom are Directors of Joule, his wife, Helen Logothetis, his daughter, Julie Logothetis, and John G. Wellman, Jr. ("Mr. Wellman"), President and Chief Operating Officer of Joule (Mr. Logothetis, the members of his family and Mr. Wellman are collectively referred to herein as the "JAC Group"). The members of the JAC Group own approximately 72% of the outstanding common stock of Joule.

Pursuant to the Agreement, and subject to the terms and conditions set forth therein, we understand that at the Effective Time (as defined in the Agreement), each issued and outstanding share of common stock of Joule, other than shares of common stock owned by the JAC Group, which will be contributed to JAC immediately prior to the Merger in exchange for shares of JAC common stock, and shares of common stock held by stockholders who perfect their appraisal rights under Delaware law, will be converted into the right to receive $1.70 per share in cash (the "Consideration"). In addition, each outstanding stock option to purchase shares of common stock of the Company that is not exercised prior to the Effective Time will be converted into the right to receive an amount in cash equal to the amount by which the Consideration exceeds the exercise price of such option. As a result of the Transaction, Joule will be wholly owned by the members of the JAC Group, the common stock of Joule will be delisted from the American Stock Exchange and Joule will no longer be subject to the reporting obligations under the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
                              Updata Capital, Inc.

                 125 Half Mile Road . Red Bank, New Jersey 07701
                        732-945-1000 . Fax: 732-945-1001
                                 www.updata.com

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Special Committee of the Board of Directors of Joule, Inc.
March 19, 2004
Page 2

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the JAC Group) of the Consideration as of the date hereof.

In arriving at our opinion set forth below, we have, among other things:

1. reviewed the most recent draft of the Agreement and based our opinion on our understanding that the terms and conditions therein will not materially change;

2. reviewed and analyzed certain publicly available audited and unaudited financial statements of Joule and certain other publicly available information of Joule;

3. reviewed certain internal financial and operating information concerning Joule, including certain projections relating to Joule prepared by its management and an analysis prepared by its management regarding a possible liquidation of the assets of Joule following termination of operations;

4. reviewed certain financial performance and trading data regarding Joule and compared them with similar data regarding public companies we deemed comparable in whole or in part to Joule;

5. reviewed certain publicly available information concerning the historical stock price of Joule common stock;

6. reviewed the financial terms, to the extent publicly available, of certain business combinations that we believe to be generally comparable to the Transaction; and

7. reviewed such other information, performed such other analyses and procedures, and considered such other factors as we deemed appropriate for purposes of this opinion.

In connection with our review, we have assumed and relied upon, the accuracy and completeness of all financial and other information supplied to us by Joule, and all publicly available information. We have further relied upon the assurances of management of the Company that they are unaware of any facts that would make the information provided incomplete or misleading in any material respect. We have assumed that there has been no material change in the assets, financial condition or business (taken as a whole) of Joule since the date of the most recent financial statements made available to us. We have not performed any independent valuation or appraisal of any of the assets or liabilities of the Company.

With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. The forecasts and projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, facts related to general economic and

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Special Committee of the Board of Directors of Joule, Inc.
March 19, 2004
Page 3

market conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Our opinion is necessarily based on share prices, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us up to and including, the date of this letter. In rendering our opinion, we did not address the relative merits of the Transaction or any alternative potential transaction. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company's common stock (other than the JAC Group) of the Consideration and we express no opinion as to the underlying decision of the Special Committee to recommend the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a business combination or other extraordinary transaction involving the Company. We have acted as financial advisor to the Special Committee with respect to the Transaction and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

It is understood that this letter is for the information of the Special Committee in connection with its consideration of the Transaction, is confidential, and may not be used or reproduced in whole or in part for any other purpose without our prior written consent, except that this letter may be communicated to the Board of Directors of the Company in connection with and for purposes of its evaluation of the Transaction and may also be included in its entirety in (and referred to in) an information statement used in connection with the Transaction.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Company's common stock (other than the JAC Group) in the Transaction is fair, from a financial point of view to such holders.

                                                 Very truly yours,

                                                 /s/ Updata Capital, Inc.
                                                 Updata Capital, Inc.